Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands)
FIXED CHARGES:
Interest Expense	$90,514	$83,748	$63,322	$49,578	$52,435
Net amortization of debt discount,
premium and issuance expense	(1,457)	(1,197)	(1,333)	(1,293)	(4,006)
Capitalized Interest	18,910	14,203	4,645	8,838	4,812
Interest portion of rental expense	3,050	3,582	3,780	4,284	4,453

Total Fixed Charges	$111,017	$100,336	$70,414	$61,407	$57,694

EARNINGS:
Consolidated pre-tax income (loss) from
continuing operations	$247,206	$246,742	$225,794	$166,189	$143,989
Earnings of equity investments	(304)	(299)	(172)	(226)	(216)
Distributed income from equity investments	-	-	174	203	174
Capitalized interest	(18,910)	(14,203)	(4,645)	(8,838)	(4,812)
SFAS 145 Adjustment	-	-	-	-	-
Minority interest	-	-	-	-	-
Total fixed charges (from above)	111,017	100,336	70,414	61,407	57,694

Earnings Available for Fixed Charges	$339,009	$332,576	$291,565	$218,735	$196,829

Ratio of Earnings to Fixed Charges	3.1	3.3	4.1	3.6	3.4